

September 14, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of Goldman Sachs Future Tech Leaders Equity ETF, a series of Goldman Sachs ETF Trust under the Exchange Act of 1934.

Sincerely,

Ben Sawyer